

Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA





05009748

1 July 2005

82-2083

Dear Sirs

P&O SELLS STAKE IN ROYAL P&O NEDLLOYD

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sylvia Freeman
Company Secretariat

enc



News Release

29 June 2005

P&O SELLS ITS STAKE IN ROYAL P&O NEDLLOYD

P&O announces that it has entered into an agreement today to sell its entire 25% shareholding in Royal P&O Nedlloyd N.V. to two financial institutions, which are acting on behalf of AP Moeller-Maersk, at a price of €56.25 per share in cash. The total proceeds from the disposal will be €571 million (£378 million).

P&O expects to record a profit on sale, under International Financial Reporting Standards, of approximately £175 million. Settlement is due to occur on 30 June.

Further information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7321 4572

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: +44 (0)20 7321 4490

Notes to editors:

1. Royal P&O Nedlloyd N.V. owns P&O Nedlloyd which is one of the world's top four shipping container lines. P&O has owned 10.16 million shares in Royal P&O Nedlloyd N.V., representing 25% of the company's issued share capital, since 16 April 2004 when the reverse listing of P&O Nedlloyd was completed.

2. AP Moeller-Maersk has previously made a conditional offer at €57 per share to acquire all the issued share capital of Royal P&O Nedlloyd N.V. The offer is open until 4 August 2005 and is subject to, inter alia, approval from regulatory bodies in Europe and the United States.